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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  F O R M  6 - K


[X]      Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF
         1934






                                  GOLDCORP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




PROVINCE OF ONTARIO                                 98770100
--------------------------------            ------------------------------------
(State of other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                           Yes [   ]          No [ X ]


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                                     FORM 27

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

                                 SECURITIES ACT

ITEM 1. - REPORTING ISSUER:

         GOLDCORP INC.
         145 KING STREET WEST
         SUITE 2700
         TORONTO, ONTARIO
         M5H 1J8
         ("GOLDCORP")

ITEM 2. - DATE OF MATERIAL CHANGE:

         JANUARY 4, 1999

ITEM 3. - PRESS RELEASE:

         A press release was issued in Toronto on January 4, 1999 describing the material change.

ITEM 4. - SUMMARY OF MATERIAL CHANGE:

         Goldcorp announced that it has entered into an agreement with three Canadian banks pursuant to which the banks will provide Goldcorp with a five - year term loan of US $60 million.

ITEM 5. - FULL DESCRIPTION OF MATERIAL CHANGE:

         The purpose of the term loan is to finance the development of the High Grade Zone at Goldcorp's Red Lake Mine. As previously reported by Goldcorp, a positive feasibility study on the project dated September 1998 was completed by Watts, Griffis and McOuat, an independent geological and engineering consulting firm. The feasibility study indicates that the project has a payback of 17 months with an internal rate of return of 49% based on a gold price of US$300 per ounce, a recovery rate of 83% and an average cash operating cost of US$88 per ounce.

         The interest cost on funds drawn-down under the term loan will be LIBOR plus 2.50%. After final completion of the development plan, the interest cost will be LIBOR plus an amount ranging between 1.25% and 2.25%, depending on Goldcorp achieving certain financial tests. In addition, Goldcorp is also required to hedge 450,000 ounces of gold production from the Wharf Mine over a period of five years.


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         The term loan and gold production hedging will be secured by, among other things, a floating charge on all of Goldcorp's assets. After final completion, all security will be released by the Banks. The loan will mature on December 31, 2003.

         The closing of the term loan is subject to the finalization and execution of definitive documentation by Goldcorp and the Banks, and is expected to be completed during February 1999.

ITEM 6. - RELIANCE ON SECTION 75(3) OF THE ACT:

         Not Applicable.

ITEM 7. - OMITTED INFORMATION:

         None.

ITEM 8. -  SENIOR OFFICER:

         Abraham N. Rubinfeld
         Vice President, Legal and Secretary
         Tel. No. (416) 865-4974

ITEM 9. - STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, this 6th day of January, 1999.




                                       By    /s/Abraham N. Rubinfeld
                                             -----------------------------------
                                             Vice President, Legal and Secretary


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                                  [LETTERHEAD]



                                  NEWS RELEASE


Toronto, Ontario
January 4, 1999

             GOLDCORP SECURED US$60 MILLION RED LAKE MINE FINANCING

GOLDCORP INC. (TSE/ME: G.A, G.B; NYSE: GG.A, GG.B) is pleased to announce today that it has entered into an agreement with a group of three Canadian chartered banks, Bank of Montreal, The Bank of Nova Scotia and Royal Bank of Canada, pursuant to which the Banks will provide to Goldcorp a five-year term loan of US$60 million.

The purpose of the term loan is to finance the development of the High Grade Zone at Goldcorp's Red Lake Mine. As previously reported by Goldcorp, a positive feasibility study on the project dated September 1998 was completed by Watts, Griffis and McOuat, an independent geological and engineering consulting firm. The feasibility study indicates that the project has a payback of 17 months with an internal rate of return of 49% based on a gold price of US$300 per ounce, a recovery rate of 83% and an average cash operating cost of US$88 per ounce.

The interest cost on funds drawn-down under the term loan will be LIBOR plus 2.50%. After final completion of the development plan, the interest cost will be LIBOR plus an amount ranging between 1.25% and 2.25%, depending on Goldcorp achieving certain financial tests. In addition, Goldcorp is also required to hedge 450,000 ounces of gold production from the Wharf Mine over a period of five years.

The term loan and gold production hedging will be secured by, among other things, a floating charge on all of Goldcorp's assets. After final completion, all security will be released by the Banks. The loan will mature on December 31, 2003.

The closing of the term loan is subject to the finalization and execution of definitive documentation by Goldcorp and the Banks, and is expected to be completed during February 1999.

Surface and underground projects are being carried out at the Red Lake Mine as per the development plan. Merit Consultants International Inc. has been retained to act as Construction Managers for the development. Merit will provide overall direction for scheduling, cost control and implementation of the development plan.


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                                       -2-


Tender proposals for the detailed engineering of the processing plant and for the underground development and construction program have been received from selected consultants and contractors. It is expected that both contracts will be awarded shortly.

Goldcorp is a North American-based gold producer. In addition to its Red Lake Mine, Goldcorp owns and operates the Wharf Mine, an open pit gold mine located in the Black Hills of South Dakota, and two industrial mineral mines located in Saskatchewan and New Brunswick.

For further information, please contact:

Robert R. McEwen
Chairman  and Chief Executive Officer
(416) 865-0326
Email:  info@goldcorp.com



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                                    SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GOLDCORP INC.


                                               By    /s/Floriana G. Cipollone
                                                     ---------------------------
                                                     Vice President, Finance
                                                     (Duly Authorized Officer)


Date:  September 3, 1999